TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES ANNOUNCE SILVERKNIFE NOTICE OF WORK

SUBMITTED

For  Immediate  Release:  March  28,  2011.   Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX  Venture

Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  a  notice  of  work  for  the  B.C.  Silverknife property  has  been  submitted  to  the  B.C.  government  in  support  of  a  proposed  drilling  program  in  the amount of up to 1,500 meters.

The  following  work  is  recommended  by,  Paul  D.  Gray,  P.Geo.,  within  the  2011  Silverknife  Technical report as filed on SEDAR as follows:

•     Phase I (a) -

Silverknife data GIS Completion

•     Phase I (b) -

Core recovery program from previous drilling completed in 1985 & 1987

•     Phase I (c) -

Property survey / prospecting geological mapping

•     Phase I (d) -

Detailed geophysical survey

•     Phase I (e) -

Diamond drilling program 1,000 to 1,500 meters

Total budget $358,700.00

The   Silverknife   property   represents   a   zone   of   known   Ag-Zn-Pb   mineralization   distal   to,   and

stratigraphically  lower  than  the  Silvertip  deposit  and  more  proximate  to  the  Cassiar  Batholith  (a  potential

mineralizing  heat  source  in  the  district).    Paul  D.  Gray,  P.Geo.,  author  of  the  43-101  report  on  the

Silverknife  property,  believes  the  most  relevant  targets  for  mineral  exploration  on  the  Property  are associated chimney-type feeder systems and mantos related to the Silvertip mineralizing event.

To  date,  there  has  been  insufficient  exploration  work  conducted  to  adequately  define  these  potential targets and it is uncertain if such targets will be discovered. However, the fact the mineralization has been identified and overlaps onto the Silvertip property is a compelling reason to explore for additional zones of mineralization on the Silverknife Property.

In  1983,  the  Silverknife  Property  was  staked  and  from  1984-1988  Reg  Resources  Corp.  and  Chevron

Minerals  Inc.  a  staged  series  of  mineral  exploration  programs  were  conducted.    Geochemistry  and

geophysics  were  the  primary  initial  (1983-1985)  exploration  tools  applied  to  Property,  and  following  on  a

number  of  anomalies  discovered  in  1985  a  30  hole  diamond  drill  program  was  completed.   Based  on  this

first  phase  drilling,  a  “Discovery  Zone”  of  silver-zinc-lead  mineralization  was  uncovered,  including  the following intersections:

•     Hole 85-4: 7.25m of 5.04oz/t Ag, 2.65% Pb and 3.09% Zn

•     Hole 85-6: 0.2m of 4.43oz/t Ag, 1.9% Pb and 3.42% Zn

•     Hole 85-21: 4.3 m of 29.02oz/t Ag, 10.14% Pb and 7.02% Zn

20  additional  holes  were  collared  from  1986-1987,  the  bulk  of  which  were  focused  on  defining  and

expanding  the  “Discovery  Zone”  mineralization  on  the  Property.   The  1987  drilling  included  the  following

mineralized intersections:

•     Hole 87-35: 18.02 m of 4.17 oz/t Ag, 1.67% Pb and 3.02% Zn

•     Hole 87-38: 9.99 m of 5.36 oz/t Ag, 1.73% Pb and 3.15% Zn

•     Hole 87-39: 4.63 m of 3.18 oz/t Ag, 4.60% Pb and 3.97% Zn

•     Hole 87-40: 5.94 m of 6.20 oz/t Ag, 3.47% Pb and 3.65% Zn

•     Hole 87-43: 8.00 m of 2.05 oz/t Ag, 1.59% Pb and 4.85% Zn

•     Hole 87-44: 3.66 m of 7.52 oz/t Ag, 6.21% Pb and 4.78% Zn

Through a series of agreements, the Property is owned as follows:

•     Reg   Tech   owns   8   million   shares   of   Minewest   Silver   and   Gold   (a   Reg   Technologies   Inc.

subsidiary,  British  Columbia  incorporated,  private  company),  which  owns  a  70%  working  interest in the Silverknife Property subject to the 10% NPI held by Teryl;

•     Teryl owns 30% working interest and has a 10% Net Profit Interest (“NPI”);

•     Reg holds a 5% net profits interest against the whole of the Property;  and

•     a 1% NSR is held against the Property by SMR Investments Ltd.

•     Reg  Tech  is  making  a  distribution  of  shares  to  its  shareholders  on  a  7  to  1  basis.    For  every

seven shares of Reg the shareholder will receive 1 share of Minewest.

Qualified Person

Paul  D.  Gray,  P.  Geo.,  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies  under  the  rules stated  by  the  U.S.  Securities  and  Exchange  Commission  (“SEC”),  and  has  verified  the  data  contained  in this news release for accuracy.

ABOUT TERYL RESOURCES

Teryl  Resources  Corp.  is  awaiting  the  completion  of  a  feasibility  study  for  the  Gil  J/V  property  that  is currently underway at the Colorado School of Mines.

To date, a total of US$10,700,000 has been expended by the joint venture partners, with Teryl and

Kinross accounting for 20% and 80%, respectively, of total expenditures.

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE:  KGC) (80%  Kinross/20%  Teryl). To  date USD  $10.7  million  has  been  expended  on  exploration  by

Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  The  Company’s  other  Alaska  holdings  also  include  the

Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where

Teryl  has  a  10%  net  profit  interest  from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.   Teryl

Resources  Corp.  also  has  a  30%  interest  and  a  10%  NPI   in  the  Silverknife  1  &  2  property  in  Northern

B.C.  The Silverknife property is contiguous to Silvercorp's Silvertip silver-lead-zinc deposit which lies less

than  one  km  from  the  property  boundary.     For  further  information  visit  the  Company’s  website  at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and

operations,   and   capital   expenditures   and   the   timing   thereof,   that   involve   substantial   known   and   unknown   risks   and

uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in

Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of  availability  of  qualified  personnel  or management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to announced  transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,   Management   Discussion   and   Analysis   and   Material   Change   Reports   filed   with   the   Canadian   Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at the  date  of  this  news  release  and  the  Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to

U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.